Hercules Technology Growth Capital, Inc.

400 Hamilton Avenue, Suite 310

Palo Alto, CA 94301

October 13, 2009

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

Attention: Mr. James O’Connor, Esq.

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hercules Technology Growth Capital, Inc. - Form RW - Application for Withdrawal of
Registration Statement No. 333-162146

Ladies and Gentlemen:

Hercules Technology Growth Capital, Inc., a Maryland corporation (the “Registrant”), hereby applies, pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “Securities Act”), to withdraw its Registration Statement on Form N-2 (Registration No. 333-162146), together with all exhibits thereto (the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on September 25, 2009.

The Registrant is requesting that the Commission withdraw the Registration Statement because, at the request of the Commission, the Registrant has re-filed the Registration Statement as a Post-Effective Amendment No.1 to its previous registration statement on Form N-2 (Registration No. 333-150403). The Registration Statement was not declared effective by the Commission and none of the Registrant’s securities were sold pursuant to the Registration Statement.

Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible.

If you have questions regarding the foregoing application for withdrawal, please call Cynthia M. Krus at Sutherland Asbill & Brennan LLP, outside counsel to the Registrant, at (202) 383-0218.

Sincerely, Hercules Technology Growth Capital, Inc.

By:	/s/ H. Scott Harvey
Name:	H. Scott Harvey
Title:	Chief Legal Officer